

**HARLEY-DAVIDSON, INC.**
**SUPPLEMENTAL PROXY MATERIALS**
**2018 ANNUAL SHAREHOLDERS MEETING**





# CONTEXT

- The purpose of this presentation is to ensure you have a solid understanding of our executive compensation program as you prepare to vote your shares.
- As you also know, we take a long-term view of our business -- and are focused on delivering strong shareholder value over the long-term. That said, we recognize that our business has been under pressure as a result of significant industry weakness in the U.S.  Consequently, our stock price has been down recently.
- We are executing plans to address the industry weakness and deliver our 10-year objectives.
- We appreciate your investment in what we believe will be a strong future.
- Thank you for your investment in Harley-Davidson.

*This presentation may include forward-looking statements that are subject to risks that could cause actual results to be materially different. Those risks include, among others, matters we have noted in our latest earnings presentation and filings with the SEC.  Harley-Davidson disclaims any obligation to update information in this presentation. Additional information and risk factors are included at the end of this presentation.*



# EXECUTIVE COMPENSATION OVERVIEW



**We are seeking continued support from our shareholders for our "Say on Pay" advisory vote.**

- The oversight and structure of our executive compensation program **create and reinforce pay for performance while reducing risks and aligning the interests** of management with the interests of shareholders.

- Our executive compensation program is **directly tied to our business strategy and long-term objectives.**

- We are committed to **strong executive compensation practices** and the structure of our **program conforms to market practices**.

- In setting total target compensation opportunities, we use the **size-adjusted regressed 50th percentile of our disclosed compensation benchmark companies (peer groups)** plus or minus 20%.

- Also, we require the executive team to **hold HOG common stock** to reinforce the link between the long-term interests of management and shareholders.





# EXECUTIVE COMPENSATION OVERVIEW

## We are committed to strong executive compensation practices.

| We Do | We Don't Do |
|---|---|
| ✓ Tie the majority of total target compensation to performance<br>✓ Use objective performance measures for our incentive plans, which we clearly disclose<br>✓ Align our performance goals and measures with our strategy and operating plan<br>✓ Conduct an annual assessment of compensation risk<br>✓ Use risk mitigation efforts including;<br>o Using multiple performance measures<br>o Applying caps to potential incentive payments<br>o Maintaining a clawback policy<br>o Maintaining both executive and director stock ownership guidelines<br>✓ Review tally sheets annually<br>✓ Vest equity awards over time to promote retention with a minimum of one-year vesting<br>✓ Conduct annual "say-on-pay" advisory votes<br>✓ Use an outside, independent third-party advisor to provide objective compensation advice | × Reprice options without shareholder approval<br>× Permit hedging or pledging transactions, or short sales, by executive officers or directors<br>× Provide significant perquisites<br>× Provide tax gross-ups for perquisites<br>× Provide tax gross-ups on any change-in-control benefits<br>× Enter into employment contracts |



# EXECUTIVE COMPENSATION
## 2017 CEO TOTAL TARGET COMPENSATION



- **Total target compensation was set below the regressed 50th percentile of our disclosed compensation benchmark companies (peer groups).**

- **87% of total target compensation is performance-based and at risk.**

  - 64% targeted in the form of equity awards under the Long-Term Incentive Plan

  - 23% targeted in the form of an annual bonus under the Short-Term Incentive Plan

- **13% of total target compensation provided as base salary.**

- **Target total compensation mix is in line with our disclosed compensation benchmark companies (peer groups).**



# EXECUTIVE COMPENSATION
## 2017 TOTAL TARGET PAY MIX



**87% of total target pay was performance-based and at risk.**



- Base Salary
- Annual Bonus
- Long-Term Incentives

Total Target Pay is defined as the sum of
base salary + target Financial STIP + target Leadership STIP + target LTI cash + target vesting
RSUs (2014, 2015, 2016)



# EXECUTIVE COMPENSATION
## 2017 CEO REALIZED PAY



- **Earned payouts** for both short-term and long-term incentives **were below target**.

- **Total Realized Pay of $5,222,902 was 53% less than the reported pay of $11,116,676** in the Summary Compensation Table under current SEC rules.

- **Total Realized Pay approximately 36% less ($2,883,552) less than the total target pay of $8,106,454.** This reduction is evidence that our compensation program design is working as intended and reinforces pay for performance alignment.

- **Met required stock ownership multiple of 6X base salary.**

- **Participates in the Company's market-based benefit plans** such as the Retirement Annuity Plan, Deferred Compensation Plan, healthcare, and other executive benefits.

*Total Realized Pay is the sum of Base Salary + Financial STIP payout + Leadership STIP payout + Cash-Based Long-Term Incentive payout + Vested Restricted Stock Units.*









# EXECUTIVE COMPENSATION

## 2013-2017 INCENTIVE PAYOUT HISTORY

**Our compensation program design is working as intended. Based on goal setting and actual performance to plan, earned payouts for both short-term and long-term incentives were below target for the last three years.**

### Financial Short-Term Incentive Plan (Annual Bonus) Payout as a % of Target

200%
Maximum
100%
Target
0%
Payout as a Percent of Target
99.0%
125.6%
91.6%
87.1%
84.5%
2013
2014
2015
2016
2017
Year

### Long-Term Incentive Plan (Performance- Based Portion) Payout as a % of Target

200%
Maximum
100%
Target
0%
Payout as a Percent of Target
90.1%
86.0%
77.9%
Current Performance Extrapolated to Payout Below Target
2013-2015
2014-2016
2015-2017
2016-2018 (Est.)
2017-2019 (Est.)
Performance Cycle



# EXECUTIVE COMPENSATION
## 2018 COMPENSATION PROGRAM MODIFICATIONS



**We continuously assess and refine the executive compensation program and have made some changes for 2018.**

- **Eliminated Leadership Short-Term Incentive Plan (Leadership STIP):** The Committee eliminated the Leadership STIP to provide greater alignment between pay and performance for our executives, as well as to simplify our incentive plan structure.

- **Adjusted Incentive Targets:** After eliminating the Leadership STIP, the Committee adjusted the Financial STIP and Long-Term Incentive Plan incentive targets to maintain market competitiveness within the targeted range and to drive more compensation towards long-term performance.
  - Two-thirds of the Leadership STIP incentive target moved to the Long-Term Incentive Plan target, and one-third moved to the Financial STIP.
  - The 2018 Long-Term Incentive Plan mix is 60% Performance Shares and 40% Restricted Stock Units, similar to our disclosed compensation benchmark companies (peer groups).

- **Withheld Base Salary Increases:** The executive leadership team did not receive a performance-based salary adjustment in 2018, based on company performance in 2017.

- **Reduced Executive Benefits:** Eliminated the Harley-Davidson Executive MotorClothes allowance of up to $3,000 per year.

 

# BOARD RECOMMENDATION

**Our Board unanimously recommends that you vote "FOR"**

 **Item 1: To elect ten directors to the Board of Directors**
Our Board unanimously recommends that you vote "FOR" the election of all director nominees.

 **Item 2:  To approve, by advisory vote, the compensation of our named executive officers**
Our Board unanimously recommends that you vote "FOR" this proposal.

 **Item 3: To approve the Amended and Restated Harley-Davidson, Inc. Director Stock Plan**
Our Board unanimously recommends a vote "FOR" approval of the Amended and Restated Harley-Davidson, Inc. Director Stock Plan.

 **Item 4: To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018**
Our Board unanimously recommends a vote "FOR" ratifying the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018.



# GOVERNANCE ADDENDUM



# BOARD OF DIRECTORS OVERVIEW



| | Age | Director Since | Independent | Other Public Directorships | Board Committees | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | AFC | HRC | NCGC | SC |
| **Troy Alstead**<br>Founder & CEO of Ocean5 and Table 47 Former COO & Former CFO of Starbucks Corp. | 54 | 2017 | x | Levi Strauss & Co. (1) |  | | x | |
| **R. John Anderson**<br>Retired Chief Executive Officer of Levi Strauss & Co. | 67 | 2010 | x | | | x | x | x |
| **Michael J. Cave**<br>*Chairman of the Board*<br>Retired Senior Vice President of The Boeing Company | 57 | 2012 | x | Aircastle Limited Ball Corporation Esterline Technologies Corporation | | | x | |
| **Allan Golston**<br>President, United States Program for the Bill & Melinda Gates Foundation | 51 | 2017 | x | Stryker Corporation | x | | x | |
| **Matthew S. Levatich**<br>President and Chief Executive Officer, Harley-Davidson, Inc. | 53 | 2015 | | Emerson Electric Co. | | | | |
| **Sara L. Levinson**<br>Co-founder and Director, Katapult, Inc. Former President of NFL Properties, Inc. | 67 | 1996 | x | Macy's, Inc. | | x | x | x |
| **N. Thomas Linebarger**<br>Chairman and Chief Executive Officer, Cummins Inc. | 55 | 2008 | x | Cummins Inc. | x | | | x |
| **Brian R. Niccol**<br>Chief Executive Officer, Chipotle, Inc. | 44 | 2016 | x | Chipotle, Inc. | | x | x | x |
| **Maryrose T. Sylvester**<br>President and Chief Executive Officer, Current by GE | 52 | 2016 | x | | x | | x | |
| **Jochen Zeitz**<br>Co-Founder and Executive Chairman of B Team Former CEO & CFO of PUMA | 54 | 2007 | x | Wilderness Holdings Limited (2) | x | | x | |

AFC:  Audit and Finance Committee

HRC:  Human Resources Committee

NCGC:  Nominating and Corporate Governance Committee

SC: Sustainability Committee

⊗ - Member and Committee Chair

X - Member




# BOARD OF DIRECTORS OVERVIEW

## Board Well Positioned to Support Our Strategy

### Summary of 2018 Director Skills, Qualifications, and Experience

The Board believes that all of the directors are highly qualified and have specific employment and leadership experiences, qualifications, and skills that qualify them for service on the Board, including significant experience leading business strategy. Our directors have diverse backgrounds, experience and board tenure, and possess many different and valuable skills and qualifications. This all supports the Board's responsibility to drive strategy, assess performance, and engage with and challenge management.

Below is a matrix of the experience, skills and qualifications the Board has identified as important for determining whether each nominee should serve on the Board in light of the company's business and strategic direction. The matrix identifies the skills and qualifications that each director possesses. The biographies for each director included in the proxy describe in more detail the relevant experience, qualifications, attributes and skills of the director.

| Skills / Qualifications* | Alstead | Anderson | Cave | Golston | Levatich | Levinson | Linebarger | Niccol | Sylvester | Zeitz |
|---|---|---|---|---|---|---|---|---|---|---|
| Branding and Consumer Marketing | • | • | | | • | • | | | • | • |
| Engineered Product Development | | | • | | • | | | • | • | |
| Finance/Accounting | • | | • | • | | | | • | | • |
| International Business | • | • | • | • | • | • | | • | • | • |
| Manufacturing/Operations Management | • | • | • | | • | • | | • | • | • |
| Public Company Leadership and Board Experience | • | • | • | • | • | • | | • | • | • |
| Retail | • | • | | | • | • | | • | • | • |
| Strategic Leadership | • | • | • | • | • | • | • | • | • | • |
| Technology/Digital | • | | | | | | • | • | • | |

13











# BOARD OF DIRECTORS DEMOGRAPHICS

## Board Well Positioned to Support Our Strategy

### DIRECTOR TENURE:

5 directors
3 directors
2 directors
< 4 yrs
5-10 yrs
11+ yrs

### DIRECTOR AGE:

50's
54.4 yrs
average age
40's
60's

### DIRECTOR GENDER & RACE:

4 directors
6 directors

**40%** of our directors are female or minority
**20%** of our directors are female
**20%** of our directors are minority




# CORPORATE GOVERNANCE & SHAREHOLDER RIGHTS

## Governance & Rights Favorable to Shareholders

| Corporate Governance Summary | Shareholder Rights Summary |
| --- | --- |
| Separate & Independent Chairman | 10% of shareholders can call a special meeting |
| Majority voting for directors with resignation policy and plurality carve out for contested elections | No material restriction on right to call special meeting |
| Director stock ownership requirement | Majority voting standard for M&A |
| Directors attend more than 75% of meetings | No poison pill |
| Board 90% independent | No dual-class stock |
| No directors on excessive number of boards | No cumulative voting |
| No classified board | |

 

# FORWARD-LOOKING STATEMENTS

The company intends that certain matters discussed in this release are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the company "believes," "anticipates," "expects," "plans," or "estimates" or words of similar meaning. Similarly, statements that describe future plans, objectives, outlooks, targets, guidance or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, unfavorably or favorably, from those anticipated as of the date of this release. Certain of such risks and uncertainties are described below. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this release are only made as of the date of this release, and the company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The company's ability to meet the targets and expectations noted depends upon, among other factors, the company's ability to (i) develop and execute its business strategy, (ii) execute its strategy of growing ridership, globally, (iii) effectively execute its manufacturing optimization initiative within expected costs and timing, (iv) develop and introduce products, services and experiences that are successful in the marketplace, (v) manage the impact that new or adjusted tariffs may have on the cost of raw materials and components and our ability to sell product internationally, (vi) manage the impact that prices for and supply of used motorcycles may have on its business, including on retail sales of new motorcycles, (vii) balance production volumes for its new motorcycles with consumer demand, including in circumstances where competitors may be supplying new motorcycles to the market in excess of demand at reduced prices, (viii) manage through changes in general economic and business conditions, including changing capital, credit and retail markets, and the changing political environment, (ix) manage risks that arise through expanding international manufacturing, operations and sales, (x) successfully execute the company's manufacturing strategy, including its flexible production strategy, (xi) prevent and detect any issues with its motorcycles or any associated manufacturing processes to avoid delays in new model launches, recall campaigns, regulatory agency investigations, increased warranty costs or litigation and adverse effects on its reputation and brand strength, and carry out any product programs or recalls within expected costs and timing,

Cont.

 

(xii) continue to manage the relationships and agreements that the company has with its labor unions to help drive long-term competitiveness, (xiii) accurately estimate and adjust to fluctuations in foreign currency exchange rates, interest rates and commodity prices, (xiv) manage the credit quality, the loan servicing and collection activities, and the recovery rates of HDFS' loan portfolio, (xv) retain and attract talented employees, (xvi) prevent a cybersecurity breach involving consumer, employee, dealer, supplier, or company data and respond to evolving regulatory requirements regarding data security, (xvii) continue to develop the capabilities of its distributors and dealers and manage the risks that its independent dealers may have difficulty obtaining capital and managing through changing economic conditions and consumer demand, (xviii) adjust to tax reform, healthcare inflation and reform and pension reform, and successfully estimate the impact of any such reform on the company's business, (xix) manage through the effects inconsistent and unpredictable weather patterns may have on retail sales of motorcycles, (xx) manage supply chain issues, including quality issues and any unexpected interruptions or price increases caused by raw material shortages or natural disasters, (xxi) implement and manage enterprise-wide information technology systems, including systems at its manufacturing facilities, (xxii) manage changes and prepare for requirements in legislative and regulatory environments for its products, services and operations, (xxiii) manage its exposure to product liability claims and commercial or contractual disputes, and (xxiv) successfully access the capital and/or credit markets on terms (including interest rates) that are acceptable to the company and within its expectations.

In addition, the company could experience delays or disruptions in its operations as a result of work stoppages, strikes, natural causes, terrorism or other factors. Other factors are described in risk factors that the company has disclosed in documents previously filed with the Securities and Exchange Commission.

The company's ability to sell its motorcycles and related products and services and to meet its financial expectations also depends on the ability of the company's independent dealers to sell its motorcycles and related products and services to retail customers. The company depends on the capability and financial capacity of its independent dealers and distributors to develop and implement effective retail sales plans to create demand for the motorcycles and related products and services they purchase from the company. In addition, the company's independent dealers and distributors may experience difficulties in operating their businesses and selling Harley-Davidson motorcycles and related products and services as a result of weather, economic conditions or other factors.